FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of August, 2013

Commission File Number: 001-12102

YPF Sociedad Anónima

(Exact name of registrant as specified in its charter)

Macacha Güemes 515

C1106BKK Buenos Aires, Argentina

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐             No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐             No  ☒

YPF Sociedád Anonima

ITEM

1 Translation of Consolidated Results Q2 2013.

2

YPF S.A.

Consolidated Results

Q2 2013

Consolidated Results Q2 2013

CONTENT

Consolidated Results Q2 2013

Recurring operating income in the second quarter of 2013 reached ARS 2,218 million

2Q 2012	1Q 2013	2Q 2013	Var.% 2013/2012		Jan-Jun 2012	Jan-Jun 2013	Var.% 2013/2012
				RECURRING RESULTS (*)
16,084	18,634	21,941	36.4%	Revenues (MARS)	30,934	40,575	31.2%
1,870	2,533	2,218	18.6%	Recurring operating Income (MARS)	4,369	4,751	8.8%
833	1,258	1,091	30.9%	Recurring net income (**) (MARS)	2,127	2,349	10.4%
4,118	5,365	5,765	40.0%	Recurring EBITDA (MARS)	8,565	11,130	29.9%
2.12	3.20	2.77	30.9%	Recurring earnings per share (ARS/share)	5.41	5.97	10.4%
1,837	2,643	2,911	58.5%	Recurring Comprehensive Income (MARS)	3,799	5,554	46.2%
3,412	4,282	6,510	90.8%	Capital Expenditures (***) (MARS)	5,544	10,792	94.7%

Note: Unaudited amounts.

EBITDA = net income + net interest + income tax + deferred income tax + amortizations

(*)	Impact of provision relating to claims arising from AES Uruguaiana Emprendimientos S.A. (AESU) and Transportadora de Gas del Mercosur S.A. (TGM) not included.
(**)	Attributable to controlling shareholder.
(***)	Fixed assets acquisition by GASA as of acquisition date for ARS 3,137 million not included.

1. MAIN MILESTONES AND ECONOMIC MAGNITUDES OF THE SECOND QUARTER 2013

•	Ordinary revenues for Q2 2013 were ARS 21,941 million, a 36.4% increase compared to Q2 2012.

•	Recurring operating income for Q2 2013 was 18.6% higher than same period in 2012 to reach ARS 2,218 million.

•	Recurring EBITDA for Q2 2013 was ARS 5,765 million, a 40% increase.

•	Recurring net income for Q2 2013 was ARS 1,091 million, a 30.9% increase compared to same period in 2012.

•	Investment in fixed assets for the second quarter of 2013 was ARS 6,510 million, a 90.8% increase compared to Q2 2012 investments of ARS 3,412 million.

•

During Q2 2013, crude oil production increased by 0.4% compared to Q2 2012, to reach 228.2 Kbbld, while natural gas production was 33.0 Mm3d, a 3.2% decrease compared to Q2 2012. It should be noted that the downward trend in production seen in recent years continues to revert, as evidenced when comparing current crude oil production to immediately preceding quarter, which shows a daily average growth by 0.8% (+1.9 Kbbld) and 5.1% ( +1.6 Mm3d) respectively.

Consolidated Results Q2 2013

•	In the downstream business, during Q2 2013, the processing level was 76%, a 15.9% decrease compared to Q2 2012 due to La Plata refinery incident.

In order to reflect the business evolution net of non recurring and significant events taking place during Q2 2013, the category ‘recurring results’ does not include the impact of the ARS 855 million provision on assets relating to claims arising from certain gas export and transportation contracts with Brazil cancelled in 2009, in respect of which a partial award was issued by the Arbitral Tribunal of the International Chamber Commerce against YPF, which the Company will continue to appeal.

Recurring operating income for Q2 2013 was ARS 2,218 million, 18.6% higher than that for same period in 2012, mainly due to the fact that stronger sales, measured in terms of volume as well as price, from our main products exceed increases in production costs. Positive results were achieved in spite of the economic impact of unprecedented storms affecting the La Plata refinery that crippled both physical assets and operating margins in our Downstream business segment.

Ordinary income in the second quarter of 2013 was ARS 21,941 million, a 36.4% increase compared to Q2 2012. This increase was driven mainly by a rise in income from sales of liquid fuel in the domestic market as a consequence of higher volumes sold (increases of 14.6% in gasoline and 4.4% in diesel) and higher prices (increases of 29.1% in gasoline and 22.9% in diesel). Also, it is important to mention the positive impact of higher income from natural gas of ARS 1,239 million as a consequence of the implementation of the Incentive Scheme for Additional Injection of Natural Gas and the adjustment of the Argentine peso-denominated average price for the CNG and industries segments. As for exports, the sale of 1.99 MBbl for ARS 1,029 million in the current quarter is worth mentioning considering availability and lower processing capacity at La Plata refinery, as aforementioned, while no exports were recorded in 2012.

Costs of sales for Q2 2013 increased by 36.8% compared to Q2 2012. Purchases increased by 44.0% compared to Q2 2012 mainly as a consequence of the rise in volumes of gasoil, gasoline and JP1 imported in order to meet our demand despite the incident affecting La Plata refinery. In turn, other costs of sales increased by 31.7%, mainly due to higher expenses relating to service outsourcing, equipment and facilities rental in addition to substantially higher crude oil royalties paid (as a consequence of higher wellhead prices in pesos), higher amortization relating to higher investment activity and, to a lesser extent, increased payroll expenses.

Recurring net income for the period was ARS 1.091 million, 30.9% higher compared to Q2 2012.

Total investment in fixed assets for the quarter was ARS 6,510 million, 90.8% higher than Q2 2012. This increased investment stems from a boost in upstream development activities, mainly in unconventional areas, and advances in the set of projects in our Downstream segment.

Consolidated Results Q2 2013

2. ANALYSIS OF OPERATING RESULTS

2.1 UPSTREAM

2Q 2012	1Q 2013	2Q 2013	Var.% 2013/2012	(Unaudited Figures)	Jan-Jun 2012	Jan-Jun 2013	Var.% 2013/2012
1,458	1,872	1,443	-1.0%	Recurring operating Income(*) (MARS)	3,571	3,315	-7.2%
7,517	8,837	10,224	36.0%	Revenues (MARS)	15,169	19,061	25.7%
227.3	226.3	228.2	0.4%	Crude oil production (Kbbld)	227.6	227.3	-0.1%
42.0	54.6	45.7	8.8%	NGL production (Kbbld)	48.3	50.2	3.9%
34.1	31.4	33.0	-3.2%	Gas production (Mm3d)	33.3	32.2	-3.3%
483.6	478.3	481.4	-0.5%	Total production (Kboed)	485.5	479.8	-1.2%
174	76	170	-2.3%	Exploration costs (MARS)	288	246	-14.7%
2,434	3,654	5,514	126.6%	Capital Expenditures (MARS)	4,106	9,168	123.3%
1,650	1,841	2,173	31.7%	Depreciation (MARS)	3,180	4,014	26.2%
				International Prices
108.4	112.5	102.6	-5.4%	Brent (**) (USD/bbl)	113.5	107.5	-5.3%
2.4	3.5	4.1	74.2%	Gas Henry Hub (**) (USD/Mmbtu)	2.4	3.8	58.3%
				Realization Prices
70.4	68.6	71.4	1.4%	Crude oil prices in domestic market Period average (USD/bbl)	70.1	70.0	-0.1%
1.86	3.80	3.80	104.4%	Average gas price (***) (USD/Mmbtu)	2.26	3.80	68.2%

(*)	Impact of provision relating to claims arising from AES Uruguaiana Emprendimientos S.A. (AESU) and Transportadora de Gas del Mercosur S.A. (TGM) not included.
(**)	Source: Reuters
(***)	Average gas price of Q1 2013 was recalculated

Upstream recurring operating income was ARS 1,443 million, a 1% decrease compared to Q2 2012.

Sales increased by 36% compared to Q2 2012, mainly due to a 32.9% increase in crude oil and natural gas sales. Crude oil sales increased on account of a 19.6% increase in the price per barrel in terms of Argentine pesos and to a lesser extend due to higher volumes produced (+0.4%), including the export of 1.99 MBbl of crude oil for ARS 1,029 million in the current quarter while no exports were recorded in 2012. Also, we received higher income relating to natural gas sales, 116% above Q2 2012, as described above.

Consolidated Results Q2 2013

The dollar-denominated price for crude oil in the local market increased by 1.4% to reach 71.4 USD/bbl in the second quarter of 2013. As for natural gas, the average income was 3.80 USD/Mmbtu, a 104.4% increase compared to Q2 2012, mainly due to the effect of the implementation of the Incentive Scheme for Additional Injection of Natural Gas, allowing the company to obtain 7.5 USD/Mmbtu for additional gas injected and sales to the CNG and industries segments. Crude oil and LNG production were 228.2 Kbbld and 45.7 Kbbld respectively, 0.4% and 8.8% higher than for Q2 2012. Natural gas production was 33.0 Mm3d in the second quarter of 2013, 3.2% below that of same period in 2012. Thus, total production of hydrocarbons in the second quarter of 2013 was 481.4 Kbped, compared to 483.6 Kbped for same period in 2012. It should be noted that the downward trend in production seen in recent years continues to revert, as evidenced when comparing current crude oil production to the immediately preceding quarter, which shows a daily average growth by 0.8% (+1.9 Kbbld) and 5.1% ( +1.6 Mm3d) for oil and natural gas, respectively.

Operating costs for the second quarter, net of the ARS 855 million provision already mentioned, increased by 44.3%, mainly due to a tariff revision that started in the second quarter of 2012 and increased activity in construction, repair and maintenance contracting; to a lesser extent, material procurement and heavier payroll expenses also contributed. However, it should be noted that operating costs have recently shown some stabilization, resulting in similar levels to recent quarters. In turn, increased amortization has been recorded (ARS 513 million) as a result of increased investment activity and higher royalties (ARS 316 million), mainly for crude oil on account of a higher Argentine peso-denominated price at wellhead.

Operating income for Q2 2013 from upstream related companies (controlled and related), including mainly YPF Holdings, YPF International and YPF Servicios Petroleros, were ARS -30 million compared to ARS -151 million for Q2 2012.

CAPEX

Investments in upstream were ARS 5,514 million in Q2 2013, a 126.6% increase compared to Q2 2012.

As for development activities, investments made in the Neuquina basin, especially in the Loma La Lata, (conventional and unconventional), Chihuido Sierra Negra and Catriel are worth mentioning. On the other hand, in the Golfo San Jorge basin, investments have continued in the Manantiales Behr and El Trébol areas in order to increase the recovery factor of such areas. In turn, special attention should be placed on the activities carried out in the province of Santa Cruz, primarily in Los Perales, Cañadón de la Escondida and Las Heras areas, as well as the progress made in activities carried out in the Mendoza Norte block in the province of Mendoza.

As for exploration activities in the Neuquina basin during Q2 2013, investments have been made mainly in the areas of Chihuido de la Sierra Negra, El Manzano, Llancanelo R y Puesto Cortadera; In turn, noteworthy investments were made in Cerro Piedra- Cerro Guadal Norte belonging to Golfo de San Jorge.

Consolidated Results Q2 2013

2.2 DOWNSTREAM

2Q 2012	1Q 2013	2Q 2013	Var.% 2013/2012	(Unaudited Figures)	Jan-Jun 2012	Jan-Jun 2013	Var.% 2013/2012
862	1,210	1,210	40.4%	Operating income (MARS)	1,925	2,420	25.7%
15,906	18,264	20,721	30.3%	Revenues (MARS)	30,647	38,985	27.2%
3,872	3,889	3,819	-1.4%	Sales of refined products in domestic market (Km3)	7,492	7,708	2.9%
405	450	265	-34.6%	Exportation of refined products (Km3)	778	715	-8.1%
199	179	195	-1.9%	Sales of petrochemical products in domestic market (*) (Ktn)	422	374	-11.2%
53	70	86	62.0%	Exportation of petrochemical products (*) (Ktn)	130	156	20.1%
289	288	243	-15.9%	Crude oil processed (Kboed)	277	266	-4.0%
90%	90%	76%		Refinery utilization (%)	87%	83%	-4.0%
929	596	925	-0.5%	Capital Expenditures (**) (MARS)	1,350	1,521	12.7%
235	286	313	33.3%	Depreciation (MARS)	457	599	31.1%
676	694	740	9.4%	Average domestic market gasoline price (USD/m3)	653	716	9.6%
769	756	802	4.3%	Average domestic market diesel price (USD/m3)	746	780	4.5%

(*)	Fertilizer sales not included.
(**)	Purchase of Metrogas fixed assets for ARS 3,137 million not included.

Operating income in downstream for Q2 2013 was ARS 1,210 million, a 40.4% increase compared to Q2 2012.

As aforementioned, activities in the second quarter were affected by unprecedented storms impacting the La Plata refinery. This event not only caused physical damage to certain assets of the company but also impacted on operating margins relating to Downstream activities. Significant efforts have been made in the current period to satisfy our demand as well as to recover within our initial estimated timeline in order to fulfill certain obligations undertaken with respect to the processing capacity of topping C unit, which is fully active as of the issuance of this report.

Higher income this quarter was favorably impacted by stronger net sales that were 30.3% higher compared to Q2 2012. Such increase is primarily due to a higher average price in terms of Argentine pesos for gasoline (+29.1%) and diesel (+22.9%), which accounts for a positive result of ARS 2,225 million, as well as increased volumes marketed of such products compared to Q2 2012, with a 14.6% increase in the

Consolidated Results Q2 2013

case of gasoline (ARS 510 million) and 4.4% increase in the case of diesel (ARS 497 million). Additionally, it is important to mention the revenues achieved due to stronger exported volumes of flour and seed oil (ARS 641 million). These increases offset the impact of the drop in sales of fuel oil in the quarter (ARS -360 million), mainly due to crippled processing capacity at our La Plata refinery, as already mentioned.

Sales of petrochemical products in the domestic market were ARS 114 million higher compared to Q2 2012; decreased volumes of methanol marketed were partially offset by increases in the price of methanol. This decrease in methanol sales income was offset by increased volumes and better prices of aromatics and alcohols. As for exports of petrochemical products, bigger volumes of methanol, alcohols and solvents were reported, posting a positive effect on sales revenues of approximately ARS 127 million.

As for operating costs (+29.6%), special attention should be given to the increase in imported volumes of fuel (gasoline, diesel and JP1) aiming at satisfying demand, at higher price in terms of Argentine pesos (slightly lower in terms of dollars) compared to same period in 2012, the import of these products having an overall negative effect of ARS 1,133 million. Also fuel purchases in the domestic market rose, mainly biofuels (FAME and bioethanol) resulting in a ARS 460 million increase. In turn, there have been higher repair and maintenance rates as well as higher rates relating to crude oil transport and port facilities use.

The volume of crude oil processed during the quarter was 243 Kbped, a 15.9% decrease compared to Q2 2012. This decrease was almost entirely due to the refining capacity constraints affecting La Plata refinery as a consequence of the incident already described; special attention should be placed on the fact that refining capacity at the other two complexes belonging to the company operated at 98% and 99% of their capacity, respectively, during the second quarter of 2013.

The operating income of Downstream controlled companies for Q2 2013, including mainly OPESSA, ELERAN, YPF Inversora Energética and YPF Brazil were ARS 48 million, compared to ARS 51 million in Q2 2012. The acquisition of GASA, Metrogas’s controlling company, during the second quarter of 2013 deserves special attention, although the consolidation of this company does not imply significant additional revenues or costs (see section 6 of this report for further details).

CAPEX

Investment in the Downstream business for Q2 2013 was ARS 925 million, standing at similar levels to the same period in 2012. Special attention should be placed on the progress of the group of multi-annual projects intended to increase gasoline and diesel production capacity, as well as the quality of such products: basically, the implementation of a new coke unit at the La Plata refinery, the completed activities related to the Continuous Catalytic Reformer at our chemical complex in Ensenada and the fuel hydrogenation units at Luján de Cuyo. These works at industrial complexes are complemented by improvement in our logistics, storage and dispatching facilities corresponding to those products.

Consolidated Results Q2 2013

2.3 CORPORATE

This business segment involves mainly corporate costs and other activities that are not reported against any of the previously mentioned businesses.

Net costs for the second quarter of 2013 were ARS 435 million, a ARS 15 million decrease compared to Q2 2012. Results from this segment were positively impacted by better results posted by the controlled company A-Evangelista S.A. as well as the impact of corporate cost reallocation against business activities.

2.4 RELATED COMPANIES

Results from related companies for Q2 2013 posted an ARS 144 million increase compared to Q2 2012. Main results contributing to this increase come from posting the impact of GASA acquisition (i.e. accumulated results as of that date) and a lower negative result from Mega.

3. LIQUIDITY AND SOURCES OF CAPITAL

Compared to March 31, 2013, YPF (not including the recent consolidation of GASA / Metrogas), increased its financial debt from ARS 18,538 million to ARS 23,130 million, the main reason being the bond issuances during the quarter. Cash and cash equivalents increased by ARS 642 million by the end of the second quarter to reach ARS 4,957 million. Average cost of the Argentine peso-denominated debt was 18.52%, while average cost of the dollar denominated debt was 5.20% by the end of the second quarter of 2013.

At the end of Q2 2013, GASA / Metrogas registered cash and cash equivalents for ARS 183 and financial debt for ARS 943.

The bond issuances of YPF from March 31, 2013 to date is described below:

Notes	Amount	Interest Rate	Maturity
Series XVI (2T 2013)	300 MARS	19%	12 months
Series XVII (2T 2013)	2,250 MARS	BADLAR+225bps	84 months
Series XVIII (2T 2013)	61 MUSD	0.1%	24 months
Series XIX (2T 2013)	89 MUSD	1.29%	48 months
Series XX (2T 2013)	1,265 MARS	BADLAR+225bps	84 months
Series XXI (3T 2013)	100 MARS	19%	12 months
Series XXII (3T 2013)	91.5 MUSD	3.5%	84 months

Consolidated Results Q2 2013

4. RECURRENT RESULTS ESTIMATE

In order to reflect the business evolution net of non recurring and significant events taking place during Q2 2013, the category ‘recurring results’ does not include the impact of the ARS 855 million provision on assets relating to claims arising from certain gas export and transportation contracts with Brazil cancelled in 2009, in respect of which partial award issued by the Arbitral Tribunal of the International Chamber Commerce against YPF, which the company will continue to appeal.

(Unaudited Figures)	2Q 2013
Operating Income (MARS)	1,363
Significant and non-recurring events of the quarter (MARS)	855
Recurring operating Income (MARS)	2,218
Net Income (MARS)(**)	535
Significant and non-recurring events of the quarter net of income tax (MARS)	556
Recurring net Income (MARS)	1,091
EBITDA (MARS)	4,910
Significant and non-recurring events of the quarter (MARS)	855
Recurring EBITDA (MARS)	5,765
Comprehensive Income (MARS)	2,355
Significant and non-recurring events of the quarter net of income tax (MARS)	556
Recurring Comprehensive Income (MARS)	2,911

(**)	Attributable to controlling shareholder.

On May 24, 2013, YPF was notified of the partial award granted by a majority in the ICC Arbitration “YPF c/AESU and TGM” whereby YPF was deemed responsible for the termination in 2009 of natural gas export and transportation contracts signed with AES Uruguaiana Emprendimientos S.A. (“AESU”) and Transportadora de Gas del Mercosur S.A. (“TGM”). Such award only decides on the responsibility of the parties, leaving the determination of the damages that could exist subject to new arbitration proceedings before the same Tribunal. Moreover, the Tribunal rejected the admissibility of “deliver or pay” claims asserted by Companhía do Gas do Estado do Río Grande do Sul (“Sulgás”) and AESU for the years 2007 and 2008 for a value of U.S.$28 million and for the year 2006 for U.S.$ 2.4 million. On May 31, 2013, YPF filed with the Arbitration Tribunal a writ of Nullity, in addition to making several presentations in order to safeguard its rights. Despite having brought the action above, considering the information available to date, the estimated time remaining until the end of the proceedings, the outcomes of the additional evidence presented in the continuation of the dispute and the provisions of the partial award, YPF has accrued its best estimate with respect to the amount of the claims.

Consolidated Results Q2 2013

5. LA PLATA REFINERY INCIDENT UPDATE

On April 2, 2013 our facilities in the La Plata refinery were hit by a severe and unprecedented storm, which caused a fire and consequently affected the Coke A and Topping C units in the refinery. These incidents temporarily affected the crude processing capacity of the refinery, which had to be stopped entirely. Seven days after the event, the processing capacity was restored to about 100 kbbl/d through the commissioning of two distillation units (Topping IV and Topping D). By end of May, the Topping C unit resumed operations thus working at a level of 150 kbbl/d. This event not only caused physical damage to certain assets of the company but also impacted on operating margins relating to Downstream activities. Also, the new project Coke A is expected to start operating in 2015, which will replace the old unit, not active since the incident described above. Furthermore, as regards such incident, YPF is in the process of asserting its claim against the contracted insurance company since the company was properly insured against material damage and business interruption.

Consolidated Results Q2 2013

6. GASA ACQUISITION

On May 3, 2013, YPF through its controlled company YPF Inversora Energética S.A. acquired Gas Argentino S.A. (“GASA”), Metrogas’s controlling company, by means of the purchase of shares representing 54.67% of GASA’s outstanding equity. Before such acquisition, the company, through its participation in YPF Inversora, had a 45.33% stake in GASA.

Metrogas holds a license for gas distribution in the City of Buenos Aires and the southern metropolitan area in Buenos Aires province.

GASA owns 70% of the outstanding equity of Metrogas by owning all class “A” shares of Metrogas (which represent 51% of Metrogas’s equity), plus 19% of the class “B” shares of Metrogas.

Metrogas renders distribution services to round 2.2 million clients within the serviced area (the City of Buenos Aires and 11 municipalities in the southern metropolitan area).

The price of such transaction (acquisition of shares representing 54.67% of GASA’s outstanding equity) was USD 9.7 million.

GASA’s assets and liabilities at fair values (values at 100% stake) reported in its financial statements are detailed below as of the acquisition date.

Cash and equivalents (MARS)	143
Trade receivables (MARS)	318
Other receivables and advances (MARS)	23
Fixed assets (MARS)	1,788
Provisions (MARS)	104
Loans (MARS)	879
Accounts payable (MARS)	461
Salaries and social security (MARS)	102
Deferred income tax liabilities (MARS)	328
Income tax liability (MARS)	12

Additionally, third parties’ stake in controlled companies amounted ARS 178 million at the date of acquisition, and correspond to the 30% stake in Metrogas’s equity.

Prior to the acquisition, the value of the stake in GASA amounted zero. As a consequence of the acquisition, the fair value of such participation at the date of acquisition generated a gain of approximately ARS 136 million, which has been registered under “Income on investments in companies”.

Consolidated Results Q2 2013

7. SHALE OIL DEVELOPMENT AGREEMENT

On July 16, 2013, the Company and subsidiaries of Chevron Corporation have signed an Agreement for the joint exploitation of unconventional hydrocarbons in the province of Neuquén. The Agreement contemplates, subject to certain conditions, an expenditure of up to 1,240 million dollars by Chevron for a first phase of work to develop 20 km2 (4,942 acres) of the 395 km2 (97,607 acres) corresponding to the area dedicated to the project, located in the aforementioned province and which includes the Loma La Lata Norte and Loma Campana areas. This initial pilot project contemplates the drilling of more than 100 wells.

Together with what has already been invested by YPF in the aforementioned area, this new input will result in a total investment of 1,500 million dollars in the pilot project, where 15 drilling rigs are already currently operating and more than 10 thousand barrels of oil equivalent per day are being extracted.

After the signing of the Agreement and once certain conditions precedent are satisfied, Chevron will make the initial expenditure of 300 million dollars (which will have the benefit of a guarantee by YPF for the following ninety days until the implementation of all associated documentation for the rest of the Chevron financing, including the contribution of 50% of the project rights by YPF).

In a second stage, after the finalization of the pilot project, both companies expect to continue with the development of the entire area, sharing the investments 50% each.

Likewise, the Agreement contemplates, in a non-binding manner, the subsequent definition of the terms and conditions for the joint exploration of unconventional hydrocarbons in the provinces of Neuquén and Mendoza.

Consolidated Results Q2 2013

8. TABLES AND NOTES

Results Second Quarter 2013

Consolidated Results Q2 2013

8.1 CONSOLIDATED STATEMENT OF INCOME

YPF SOCIEDAD ANONIMA AND CONTROLLED COMPANIES

(Unaudited figures in millions of Argentine pesos)

Apr-Jun 2012	Jan-Mar 2013	Apr-Jun 2013	Var.% 2013/2012		Jan-Jun 2012	Jan-Jun 2013	Var.% 2013/2012
16,084	18,634	21,941	36.4%	Revenues	30,934	40,575	31.2%
(12,112)	(13,938)	(16,573)	36.8%	Costs of sales	(22,526)	(30,511)	35.4%

3,972	4,696	5,368	35.1%	Gross profit	8,408	10,064	19.7%

(1,432)	(1,481)	(2,088)	45.8%	Selling expenses	(2,660)	(3,569)	34.2%
(529)	(549)	(686)	29.6%	Administration expenses	(1,008)	(1,235)	22.5%
(174)	(76)	(170)	-2.3%	Exploration expenses	(288)	(246)	-14.7%
33	(57)	(1,061)	-3316.3%	Other expenses	(83)	(1,118)	1246.4%

1,870	2,533	1,363	-27.1%	Operating income	4,369	3,896	-10.8%

(11)	(0)	133	1312.6%	Income on investments in companies	(8)	133	1765.1%
59	195	231	292.3%	Financial income (expenses), net	(96)	426	543.8%
(673)	(844)	(1,159)	72.2%	Income tax	(1,581)	(2,003)	26.7%
(412)	(626)	(42)	-89.7%	Diferred income tax	(557)	(668)	20.0%

—	—	(9)		Net income for non-controlling interest	—	(9)

833	1,258	535	-35.8%	Net income for the period (**)	2,127	1,793	-15.7%

2.12	3.20	1.36	-35.8%	Earnings per share, basic and diluted	5.41	4.56	-15.7%

1,004	1,385	1,829	82.2%	Other comprehensive Income	1,672	3,214	92.2%

1,837	2,643	2,355	28.2%	Total comprehensive income for the period	3,799	4,998	31.6%

4,118	5,365	4,910	19.2%	EBITDA (*)	8,565	10,275	20.0%

Note: Information in accordance with International Financial Reporting Standards (IFRS).

(*)	EBITDA = Net Income + net interest + income tax + deferred income tax + depreciation of fixed assets
(**)	Attributable to controlling shareholder.

Consolidated Results Q2 2013

8.2 CONSOLIDATED BALANCE SHEET

YPF SOCIEDAD ANONIMA AND CONTROLLED COMPANIES

(Unaudited figures in millions of Argentine pesos)

	12/31/2012	06/30/2013
Noncurrent Assets
Intangible assets	1,492	1,797
Fixed assets	56,971	69,251
Investments in companies	1,914	1,906
Deferred income tax assets	48	77
Other receivables and advances	1,161	1,396
Trade receivables	15	26

Total Non-current assets	61,601	74,453

Current Assets
Inventories	6,922	8,336
Other receivables and advances	2,635	3,579
Trade receivables	4,044	6,984
Cash and equivalents	4,747	5,140

Total current assets	18,348	24,039

Total assets	79,949	98,492

Shareholders’ Equity
Shareholders’ contributions	10,674	10,698
Reserves and unnapropiated retained earnings	20,586	25,593
Noncontrolling interest	—	169

Total Shareholders’ Equity	31,260	36,460

Noncurrent Liabilities
Provisions	10,663	12,810
Deferred income tax liabilities	4,685	5,709
Other taxes payable	101	102
Salaries and social security	48	7
Loans	12,100	18,845
Accounts payable	162	171

Total Noncurrent Liabilities	27,759	37,644

Current Liabilities
Provisions	820	852
Income tax liability	541	780
Other taxes payable	920	1,230
Salaries and social security	789	739
Loans	5,004	5,228
Accounts payable	12,856	15,559

Total Current Liabilities	20,930	24,388

Total Liabilities	48,689	62,032

Total Liabilities and Shareholders’ Equity	79,949	98,492

Note: Information in accordance with International Financial Reporting Standards (IFRS).

Consolidated Results Q2 2013

8.3 CONSOLIDATED STATEMENT OF CASH FLOWS

YPF SOCIEDAD ANONIMA AND CONTROLLED COMPANIES

(Unaudited figures in millions of Argentine pesos)

Apr-Jun 2012	Jan-Mar 2013	Apr-Jun 2013		Jan-Jun 2012	Jan-Jun 2013
			Cash Flows from operating activities
833	1,258	526	Net income	2,127	1,784
11	0	(133)	Income from investments in companies	8	(133)
1,925	2,168	2,534	Depreciation of fixed assets	3,715	4,701
34	41	52	Amortization of intangible assets	65	93
311	425	666	Consumption of materials and fixed assets and intangible assets retired, net of provisions	520	1,091
224	416	1,311	Net increase in provisions	784	1,727
—	—	—	Increase in fixed assets provisions	—	—
(23)	(1,277)	(2,060)	Changes in assets and liabilities	401	(3,337)
130	—	121	Dividends from investments in companies	130	121
474	739	237	Net charge of income tax payment	1,327	976

3,919	3,770	3,253	Net cash flows provided by operating activities	9,077	7,023

			Cash flows used in investing activities Payments for investments:
(3,490)	(4,744)	(5,993)	Acquisitions of fixed assets and Intangible assets	(7,308)	(10,737)
—	—	(36)	Adquisition of noncurrent investments		(36)

(3,490)	(4,744)	(6,029)	Net cash flows used in investing activities	(7,308)	(10,773)

			Cash flows (used in) provided by financing activities
(8,059)	(1,956)	(1,625)	Payment of loans	(15,688)	(3,581)
(199)	(531)	(570)	Payment of interests	(384)	(1,101)
7,379	3,010	5,617	Proceeds from loans	13,630	8,627
—	—	—	Payments of dividends	—	—

(879)	523	3,422	Net cash flows (used in) provided by financing activities	(2,442)	3,945

8	19	36	Effect of changes in exchange rates on cash and equivalents	21	55

(442)	(432)	682	Increase (Decrease) in Cash and Equivalents	(652)	250

902	4,747	4,315	Cash and equivalents at the beginning of year	1,112	4,747
		143	Cash at the beginning of year for the incorporation of Gasa	—	143
460	4,315	5,140	Cash and equivalents at the end of year	460	5,140

(442)	(432)	682	Increase (Decrease) in Cash and Equivalents	(652)	250

			COMPONENTS OF CASH AND EQUIVALENT AT THE END OF THE PERIOD
302	718	443	Cash	302	443
158	3,597	4,697	Other Financial Assets	158	4,697

460	4,315	5,140	TOTAL CASH AND EQUIVALENTS AT THE END OF THE PERIOD	460	5,140

Note: Information in accordance with International Financial Reporting Standards (IFRS).

Consolidated Results Q2 2013

8.4 MAIN PHYSICAL MAGNITUDES (unaudited figures)

	Unit	Q1	Q2 *	2012 Q3 *	Q4	Cum. 2012	2013 Q1	Q2 *	Cum. 2013
Upstream
Crude oil production	Kbbl	20,738	20,683	21,095	20,715	83,231	20,365	20,770	41,135
NGL production	Kbbl	4,975	3,818	3,722	4,892	17,407	4,918	4,162	9,080
Gas production	Mm3	2,964	3,101	3,194	2,962	12,221	2,824	3,001	5,825
Total production	Kbpe	44,352	44,005	44,903	44,239	177,499	43,045	43,806	86,851
Downstream
Sales of petroleum products
Domestic market
Gasoline	Km3	1,029	925	1,053	1,126	4,133	1,159	1,060	2,219
Diesel	Km3	1,910	1,971	2,075	2,073	8,029	1,946	2,057	4,004
Jet fuel and kerosene	Km3	109	107	112	116	444	108	111	219
Fuel Oil	Km3	8	229	332	193	762	129	100	228
LPG	Km3	196	266	252	158	872	168	220	388
Others**	Km3	369	374	391	371	1,505	379	270	649
Total domestic market	Km3	3,621	3,872	4,215	4,037	15,745	3,889	3,819	7,708
Export market
Petrochemical naphta	Km3	37	109	7	32	185	0	0	0
Jet fuel and kerosene	Km3	139	125	130	131	525	131	121	252
LPG	Km3	8	17	28	117	170	123	36	159
Bunker (Diesel and Fuel Oil)	Km3	175	142	160	162	639	186	98	284
Others**	Km3	14	12	19	8	53	10	10	20
Total export market	Km3	373	405	344	450	1,572	450	265	715
Total sales of petroleum products	Km3	3,994	4,277	4,559	4,487	17,317	4,339	4,084	8,423
Sales of petrochemical products
Domestic market
Fertilizers	Ktn	18	56	61	70	205	24	27	51
Methanol	Ktn	80	77	63	48	268	49	57	106
Others	Ktn	143	122	126	151	542	130	138	268
Total domestic market	Ktn	241	255	250	269	1,015	203	222	425
Export market
Methanol	Ktn	0	0	0	41	41	8	22	30
Others	Ktn	77	53	78	85	293	62	64	126
Total export market	Ktn	77	53	78	126	334	70	86	156
Total sales of petrochemical products	Ktn	318	308	328	395	1,349	273	308	581
Sales of other products
Grain, flours and oils
Domestic market	Ktn	157	260	165	89	671	39	30	69
Export market	Ktn	1	3	41	60	105	87	239	326
Total Grain, flours and oils	Ktn	158	263	206	149	776	126	269	395

*	Production from Q2 2012 and Q3 2012 has been restated with the results of the annual reserves calculation.
**	Includes mainly sales of oil and base lubricants, greases, asphalts, coke coal and others.

Consolidated Results Q2 2013

This document contains statements that YPF believes constitute forward-looking statements within the meaning of the US Private Securities Litigation Reform Act of 1995.

These forward-looking statements may include statements regarding the intent, belief, plans, current expectations or objectives of YPF and its management, including statements with respect to YPF’s future financial condition, financial, operating, reserve replacement and other ratios, results of operations, business strategy, geographic concentration, business concentration, production and marketed volumes and reserves, as well as YPF’s plans, expectations or objectives with respect to future capital expenditures, investments, expansion and other projects, exploration activities, ownership interests, divestments, cost savings and dividend payout policies. These forward-looking statements may also include assumptions regarding future economic and other conditions, such as future crude oil and other prices, refining and marketing margins and exchange rates. These statements are not guarantees of future performance, prices, margins, exchange rates or other events and are subject to material risks, uncertainties, changes and other factors which may be beyond YPF’s control or may be difficult to predict.

YPF’s actual future financial condition, financial ratios, operating, reserve replacement and other ratios, results of operations, business strategy, geographic concentration, business concentration, production and marketed volumes, reserves, capital expenditures, investments, expansion and other projects, exploration activities, ownership interests, divestments, cost savings and dividend payout policies, as well as actual future economic and other conditions, such as future crude oil and other prices, refining margins and exchange rates, could differ materially from those expressed or implied in any such forward-looking statements. Important factors that could cause such differences include, but are not limited to, oil, gas and other price fluctuations, supply and demand levels, currency fluctuations, exploration, drilling and production results, changes in reserves estimates, success in partnering with third parties, loss of market share, industry competition, environmental risks, physical risks, the risks of doing business in developing countries, legislative, tax, legal and regulatory developments, economic and financial market conditions in various countries and regions, political risks, wars and acts of terrorism, natural disasters, project delays or advancements and lack of approvals, as well as those factors described in the filings made by YPF and its affiliates with the Securities and Exchange Commission, in particular, those described in “Item 3. Key Information—Risk Factors” and “Item 5. Operating and Financial Review and Prospects” in YPF’s Annual Report on Form 20-F for the fiscal year ended December 31, 2012 filed with the US Securities and Exchange Commission. In light of the foregoing, the forward-looking statements included in this document may not occur.

Except as required by law, YPF does not undertake to publicly update or revise these forward-looking statements even if experience or future changes make it clear that the projected performance, conditions or events expressed or implied therein will not be realized.

These materials do not constitute an offer for sale of YPF S.A. bonds, shares or ADRs in the United States or otherwise.

The information contained herein has been prepared to assist interested parties in making their own evaluations of YPF.

Investors Relations

E-mail: inversoresypf@ypf.com

Website: www.ypf.com

Macacha Güemes 515

C1106BKK Buenos Aires (Argentina)

Phone: 54 11 5441 1215

Fax: 54 11 5441 2113

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YPF Sociedad Anónima

Date: August 12, 2013	By:	/s/ Gabriel E. Abalos
	Name: Title:	Gabriel E. Abalos Market Relations Officer

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